[redacted]

08031703

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Institutional Capital Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 CityWest Blvd., Suite 700
(No. and Street)

HOUSTON TEXAS 77042
(City) (State) (Zip Code)

SEC Mail Processing Section
MAY 07 2008
Washington, DC
104

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L. Ritz JR 281-293-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malone & Bailey, PC
(Name – *if individual, state last, first, middle name*)

2925 Briarpark Drive, Suite 930 Houston, TX 77042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel L. Ritz JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Institutional Capital Management, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER C. CHEANEY
Notary Public, State of Texas
My Commission Expires
May 11, 2011

Signature

President
Title

Heather C. Cheaney
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MALONE
& BAILEY PC
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Institutional Capital Management, Inc.
Houston, Texas

We have audited the balance sheet of Institutional Capital Management, Inc. as of December 31, 2007, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Institutional Capital Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Institutional Capital Management, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

Malone & Bailey, PC

May 5, 2008

2925 Briarpark Drive, Suite 930
Houston, TX 77042
o. 713.343.4200 ext. 212
f. 713.266.1815
www.malone-bailey.com

MALONE & BAILEY PC
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
Required by SEC Rule 17a-5

To the Board of Directors
Institutional Capital Management, Inc.
Houston, Texas

In planning and performing our audit of the financial statements of Institutional Capital Management, Inc. for the year ended December 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Institutional Capital Management, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Institutional Capital Management, Inc.'s practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

Malone & Bailey, PC

May 5, 2008

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2007

ASSETS

CURRENT ASSETS	
Cash	$174
Accounts Receivable	29,141
Investments, trading	245,567
Recoverable Federal Income Taxes	3,483
Total Current Assets	278,365
FIXED ASSETS	
Furniture and Equipment	96,029
Accumulated Depreciation	(58,312)
Net Fixed Assets	37,717
OTHER ASSETS	
Deposits	4,683
Due from related parties	261,490
TOTAL ASSETS	$582,254

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$122,925
Commissions Payable	11,207
Line of Credit	100,000
Total Current Liabilities	234,132
STOCKHOLDERS' EQUITY	
Preferred Stock ($.01 Par, 1,000,000 authorized, 413,542 issued & outstanding)	4,135
Common Stock ($.01 Par, 1,000,000 authorized, 27,500 issued & outstanding)	275
Additional Paid-in Capital	434,906
Retained Deficit	(91,194)
Total Stockholders' Equity	348,122
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$582,254

See accompanying summary of accounting policies and notes to financial statements.

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE	
Fixed-Income Sales	$527,872
Consulting Fees	139,737
Mortgage Backed Securities and Agency Bonds	21,000
Other Income	7,765
Total Revenue	696,374
OPERATING EXPENSES	
General and Administrative	244,382
Selling Expense	34,214
Commission Expense	314,856
Contract Labor & Employee Benefits	107,736
Clearing Charges	37,469
Rent	67,493
Total Expenses	806,150
LOSS FROM OPERATIONS	(109,776)
OTHER INCOME (EXPENSE)	
Interest Income	683
Loss on Sale of Investments	(45,087)
NASD Refund	35,000
Miscellaneous	(8,375)
Interest Expense	(14,253)
Total other income (expense)	(32,032)
NET LOSS	($141,808)

See accompanying summary of accounting policies and notes to financial statements.

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	($141,808)
Adjustments to reconcile net loss	
to net cash provided by operating activities:	
Depreciation	6,187
Loss on sale of investments	45,087
Change in operating assets and liabilities:	
Accounts receivable	13,094
Employee advances	1,198
Accounts payable	(60,437)
Commissions payable	11,207
Accrued liabiltiies	16,299
Net Cash Provided by Operating Activities	(109,173)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of fixed assets	(5,910)
Sale of investments	37,141
Net Cash Used by Investing Activities	31,231
CASH FLOWS FROM FINANCING ACTIVITIES	
Sale of preferred stock	32,000
Net payments received on advances from related parties	31,510
Net Cash Provided by Financing Activities	63,510
Net Decrease in Cash	(14,432)
Cash at Beginning of Period	14,606
Cash at End of Period	$174

See accompanying summary of accounting policies and notes to financial statements.

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock		Preferred Stock				
	Shares	Amount	Shares	Amount	Additional Paid in Capital	Retained Earnings	Total
Balance at December 31, 2006, restated	27,500	$275	381,542	$3,815	$338,226	$50,614	$392,930
Capital contributions					65,000		$65,000
Preferred Stock Issued			32,000	320	31,680		32,000
Net loss, 2007						(141,808)	(141,808)
Balance at December 31, 2007	27,500	$275	413,542	$4,135	$434,906	($91,194)	$348,122

See accompanying summary of accounting policies and notes to financial statements.

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Institutional Capital Management, Inc. is an introducing brokerage firm formed for the purpose of generating commissions from buying and selling securities for customers. The Company is a broker dealer registered with the Securities and Exchange Commission.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents at December 31, 2007.

Accounts Receivable

Management considers all amounts recorded as trade receivables as fully collectible, so no allowance is provided. All amounts due are from a single hedge fund financial institution. We establish an allowance for bad debts through a review of several factors including historical collection experience, current aging status of the customer accounts, and financial condition of our customers. We do not generally require collateral for our accounts receivable.

Equipment and Furniture

Equipment and furniture are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the useful lives of the respective assets, generally five years.

Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using anticipated tax rates and laws that will be in effect when the differences are expected to reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the company's tax return.

Revenue and Cost Recognition

The company prepares its books on the accrual basis of accounting. The company recognizes revenues from brokerage firm commissions when confirmation of each, individual transaction is received from the brokerage firm. The company recognizes commissions due to its salesmen at the end of each month, after receiving a final confirmation of the month's transactions from the individual brokerage firms.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - EQUIPMENT AND FURNITURE

Equipment and furniture consisted of the following as of December 31, 2007.

Equipment	$79,235
Furniture	16,794
	96,029
Less: Accumulated Depreciation	(58,312)
Total	$37,717

Depreciation expense of $6,187 is included in general and administrative expense.

NOTE C - NET CAPITAL REQUIREMENTS

The company is subject to a $5,000 minimum capital requirement or a minimum net capital required at 6-2/3% or aggregated indebtedness under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2007, the net capital was $86,631, which exceeded the required minimum capital by $71,023. The company's ratio of aggregated indebtedness to net capital was 270.26% at December 31, 2007.

NOTE D - EQUITY TRANSACTIONS

The Company received a capital contribution of $65,000 in stock from its stockholder. In addition, the Company issued 32,000 shares of preferred stock for $32,000.

NOTE E - RELATED PARTY TRANSACTIONS

The Company made a total of $58,950 in advances to related parties during 2007. In addition, the Company collected $90,460 from advances to related parties during 2007.

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE F - RESTATEMENT

Subsequent to the issuance of the Company's financial statements for the year ended December 31, 2006, the Company determined that the financial statements required restatement to correct the accounting for depreciation. The restatement resulted from an analysis of the Company's method of depreciating its furniture and equipment. An adjustment was recorded to decrease accumualted depreciation and depreciation expense by $37,944 as of and for the year ended December 31, 2006.

A summary of the effects of the restatement are as follows :

	December 31, 2006	
	As Previously Reported	As Restated
Net fixed assets	$0	$37,994
Net income	$17,405	$55,399
Retained earnings	$12,620	$50,614

Institutional Capital Management, Inc.
Supplementary Information
For the year ended December 31, 2007

1. Computation of Reserve Requirement Pursuant to Rule 15c3-3
   The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i).

2. Information Relating to Possession or Control Requirements under Rule 15c3-3
   The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i).

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2007

Total equity from statement of financial condition	$348,122
Less: non-allowable assets:	
Statement of Financial Condition	261,490
Net Capital	$86,632

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$15,609
Minimum dollar net capital required	$5,000
Net capital requirement (greater of above two figures)	$15,609
Excess net capital	$71,023
Excess net capital at 1000%	$63,219

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	$234,132
Percentage aggregate indebtedness to net capital	270.26%

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION
(including in Part II of Form X-17a-5)

Net capital, as reported in Company's Part II		
(unaudited) Focus report	$	56,228
Net audit adjustments		30,404
Other items		-
NET CAPITAL PER ABOVE	$	86,632

END